Exhibit 99.5

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS IN IFRS 2Q23 HIGHLIGHTS São Paulo, August 14 , 2023 – JBS S . A . (B 3 : JBSS 3 ; OTCQX : JBSAY), announces today its 2 Q 23 results . The comments made herein are in US dollars, in accordance with international accounting standards (IFRS), unless otherwise specified . JBS (JBSS3) Price on 14.08.2023 US$3.90 Market Cap on 08.14.2023 US$8.7 Billion Total Shares : 2.218.116.370 Conference Call JBS S.A. & JBS USA Tuesday 15.08.2023 Portuguese 9h BRT | 08h EST English 11h BRT | 10h EST Dial - in Brazil : +55 11 3181 - 8565 +55 11 4090 - 1621 International : +1 844 204 - 8942 +1 412 717 - 9627 IR Contacts Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Narihisa ri_ir@jbs.com.br JBS BEEF NORTH AMERICA Net Sales : US $ 5 . 8 bi (+ 5 . 2 % y/y) Adjusted EBITDA : US $ 87 . 5 mi ( - 85 . 9 % y/y) Adjusted EBITDA Margin : 1 . 5% ( - 9 . 7 p . p . y/y) JBS USA PORK Net Sales : US $ 1 . 8 bi ( - 15 . 8 % y/y) Adjusted EBITDA : US $ 78 . 0 mi ( - 43 . 5 % y/y) Adjusted EBITDA Margin : 4 . 4% ( - 2 . 2 p . p . y/y) PPC Net Sales : US $ 4 . 3 bi ( - 7 . 0 % y/y) Adjusted EBITDA : US $ 375 . 3 mi ( - 49 . 2 % y/y) Adjusted EBITDA Margin : 8 . 7% ( - 7 . 2 p . p . y/y) SEARA Net Sales : US $ 2 . 1 bi ( - 4 . 1 % y/y) Adjusted EBITDA : US $ 84 . 8 mi ( - 72 . 3 % y/y) Adjusted EBITDA Margin : 4 . 1% ( - 10 . 0 p . p . y/y) JBS BRASIL Net Sales : US $ 2 . 8 bi ( - 1 . 5 % y/y) Adjusted EBITDA : US $ 136 . 5 mi ( - 16 . 4 % y/y) Adjusted EBITDA Margin : 4 . 8% ( - 0 . 9 p . p . y/y) JBS AUSTRALIA Net Sales : US $ 1 . 5 bi ( - 9 . 9 % y/y) Adjusted EBITDA : US $ 143 . 5 mi ( - 0 . 9 % y/y) Adjusted EBITDA Margin : 9 . 5% (+ 0 . 9 p . p . y/y) • Net Sales : US $ 18 . 1 bi ( - 3 . 6 % y/y) • Adjusted EBITDA : US $ 902 . 8 mi ( - 57 . 1 % y/y) • Adjusted EBITDA Margin : 5 . 0% ( - 6 . 2 p . p . y/y) • Net Loss : US $ 53 . 2 mi JBS ENDS 2Q23 WITH NET REVENUE OF US$18.1 BILLION AND EBITDA OF US$903 MILLION • Announcement of the dual listing plan in Brazil (B 3 ) and the US (New York Stock Exchange) with the aim of increasing the Company’s market value , attracting a wider range of investors , and expanding the investment capacity . • JBS obtained with the SEC ( Securities and Exchange Commission ) the effectiveness to register its eleven senior notes . • Payment of interim dividends in the amount of US $ 448 million , corresponding to US $ 0 . 20 per share , that may be netted against mandatory minimum dividends for the fiscal year ending December 31 , 2023 .

Facing a situation of increased supply of poultry in the global market and tighter margins in the beef business in the United States, in the second quarter we executed a series of measures aiming to increase the efficiency of our businesses in Brazil and the United States . These initiatives have already started to have an effect on our operations, as shown by the improvement of our margins, reinforcing our belief that we should focus on what we control to achieve superior financial performance in challenging scenarios like the current one for the global protein industry . In the coming months, we also see a scenario of a more balanced poultry supply, with potential positive impacts on sector prices, and we are already capturing the decrease in corn prices in our cost structure, a situation that also benefits our pork business . The results in Australia show an improvement in the cattle supply cycle, which is reflected in the increase of our margin in the region, reaching 9 . 5% . In Brazil, in the beef segment, the consistent work to expand sales of higher value - added products, strengthening of partnerships with suppliers and customers, increasing domestic market demand, and opening of new foreign markets reinforce our perception of a positive situation for the upcoming quarters . In the United States, the challenges for beef will continue . Even with market challenges, investing in the expansion of our operations and distributing R $ 2 . 2 billion in dividends, we kept our net dollar debt stable compared to the first quarter of 2023 . We are prepared to navigate the current scenario safely, having extended the average term of our debts, increased liquidity and reduced the cost of our debt . These factors also reinforce our view that JBS has a unique position in the global protein industry, and we believe we have not yet captured all the value this platform offers . Therefore, we understand that our dual listing proposal, announced this quarter, is a transformational move to build the company's new growth avenues . Our dual listing strategy will give us more flexibility to finance our growth and de - leverage, in addition to reducing capital costs . We will have access to a broader investor base, with great financial capacity, favoring the unlocking of value of our shares and expanding our investment capacity . With the registration of our bonds in the United States, we are already a company regulated by the Securities and Exchange Commission (SEC) and will also disclose our financial results in dollars . This is aligned with our investors ´ wishes for an easier comparison of our performance against our global peers . It also more accurately represents the company's operational framework, given that a significant portion of our revenue is in dollars . As JBS celebrates its 70 th anniversary, we look to the future with confidence that our global platform, coupled with our culture and strong team, will allow us to continue generating value for our stakeholders, and create opportunities for both the communities where we operate and our more than 260 , 000 employees around the world . Gilberto Tomazoni, CEO Global JBS 2 MESSAGE FROM THE CEO The results of this second quarter of 2023 once again demonstrated the strength of our diversified global platform and our ability and agility to implement operational management measures to improve our commercial and industrial performance, even in an adverse scenario . Our promising prospects for 2023 have begun to materialize . Although the global context remains challenging for the protein sector, we have confidence that we have started a gradual recovery of our margins .

3 2Q23 CONSOLIDATED HIGHLIGHTS Note: graphs in millions 2Q22 2Q23 2T22 2T23 NET REVENUE $18.1Bn 18,735 18,052 2Q22 2Q23 2,106 903 11.2% 5.0% 2Q22 2Q23 ADJUSTED EBITDA NET LOSS 803 - 53 77 366 2Q22 2Q23 - $53.2Mn FREE CASH FLOW $366.2Mn $902.8Mn

2Q23 CONSOLIDATED RESULTS

CONSOLIDATED NET REVENUE

	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
US$ Million	US$	% NR	US$	% NR	2Q23 vs 1Q23	US$	% NR	2Q23 vs 2Q22	US$	% NR
Net Revenue	**18,052.1**	***100.0%***	**16,687.2**	***100.0%***	**8.2%**	**18,735.2**	***100.0%***	**-3.6%**	**71,254.0**	***100.0%***
Cost of Goods Sold	(16,055.2)	*-88.9%*	(15,221.5)	*-91.2%*	5.5%	(15,445.4)	*-82.4%*	3.9%	(62,664.8)	*-87.9%*
Gross Profit	**1,996.9**	***11.1%***	**1,465.8**	***8.8%***	**36.2%**	**3,289.8**	***17.6%***	**-39.3%**	**8,589.1**	***12.1%***
Selling Expenses	(1,146.9)	*-6.4%*	(1,111.8)	*-6.7%*	3.2%	(1,160.3)	*-6.2%*	-1.2%	(4,680.5)	*-6.6%*
General and Adm. Expenses	(510.8)	*-2.8%*	(514.2)	*-3.1%*	-0.6%	(563.6)	*-3.0%*	-9.4%	(2,144.4)	*-3.0%*
Net Financial Income (expense)	(336.9)	*-1.9%*	(299.2)	*-1.8%*	12.6%	(510.5)	*-2.7%*	-34.0%	(1,327.0)	*-1.9%*
Equity in earnings of subsidiaries	3.0	*0.0%*	2.8	*0.0%*	9.2%	4.2	*0.0%*	-28.5%	10.5	*0.0%*
Other Income (expense)	(31.2)	*-0.2%*	42.9	*0.3%*	-	(1.6)	*0.0%*	1900.6%	229.9	*0.3%*
Profit (loss) before taxes	**(25.9)**	***-0.1%***	**(413.7)**	***-2.5%***	**-93.7%**	**1,058.1**	***5.6%***	**n.a.**	**677.5**	***1.0%***
Income and social contribution taxes	(14.2)	*-0.1%*	138.5	*0.8%*	-	(187.5)	*-1.0%*	-92.5%	240.9	*0.3%*
Minority interest	(13.2)	*-0.1%*	(4.4)	*0.0%*	197.3%	(67.4)	*-0.4%*	-80.4%	(39.6)	*-0.1%*
Net Income (Loss)	**(53.2)**	***-0.3%***	**(279.6)**	***-1.7%***	**-81.0%**	**803.2**	***4.3%***	**-106.6%**	**878.8**	***1.2%***
Adjusted EBITDA	**902.8**	***5.0%***	**416.3**	***2.5%***	**116.9%**	**2,106.0**	***11.2%***	**-57.1%**	**4,007.9**	***5.6%***
Earnings per Share	**n.a.**		**n.a.**		-	**0.36**		-	**0.40**	

NET REVENUE

In 2Q23, JBS recorded consolidated net revenue of US$18.1 billion, which represents a decrease of 3.6% compared to 2Q22.

For the period, approximately 74% of JBS global sales were made in the domestic markets in which the company operates and 26% through exports.

In the last 12 months, net revenue reached US$ 71.3 billion.

ADJUSTED EBITDA

In 2Q23, JBS adjusted EBITDA was US$902.8 million, a decrease of 57.1%, compared to a very strong EBITDA disclosed in 2Q22, but there was also an important improvement compared to the last quarter. Adjusted EBITDA margin was 5.0% in the quarter.

In the last 12 months, adjusted EBITDA reached US$4.0 billion, with an adjusted EBITDA margin of 5.6%.

US$ Million	2Q23	1Q23	Δ%	2Q22	Δ%	LTM 2Q23
Net income for the period (including minority interest)	**(40.0)**	**(275.2)**	-	**870.6**	-	**918.4**
Financial income (expense), net	336.9	299.2	12.6%	510.5	-34.0%	1,327.0
Current and deferred income taxes	14.2	(138.5)	-	187.5	-92.5%	(240.9)
Depreciation and amortization	536.7	499.1	7.5%	478.4	12.2%	1,999.9
Equity in subsidiaries	(3.0)	(2.8)	9.2%	(4.2)	-28.5%	(10.5)
(=) EBITDA	**844.7**	**381.9**	121.2%	**2,042.7**	-58.6%	**3,994.0**
Other income / expenses	34.5	8.2	320.2%	6.9	402.8%	16.7
PPC Insurance Indemnity	0.0	(19.1)	-	0.0	-	(19.1)
PPC Europe Reestructuring	0.0	8.0	-	0.0	-	8.0
Impairment Planterra Assets	0.9	20.8	-95.6%	0.0	-	21.7
Net indemnity J&F*	0.0	0.0	-	0.0	-	(93.8)
Antitrust Agreements	18.0	13.7	31.4%	48.5	-62.9%	67.7
Fund for the Amazon	0.0	0.0	-	0.0	-	0.5
Donations and social projects	4.7	2.7	70.5%	8.0	-41.6%	12.1
(=) Adjusted EBITDA	**902.8**	**416.3**	116.9%	**2,106.1**	-57.1%	**4,007.9**

* Value Net of PIS/COFINS

JBS
4

2Q23 CONSOLIDATED RESULTS

NET FINANCIAL RESULTS

In 2Q23, net debt financial expense was US$265 million.

US$ Million	2Q23	1Q23	Δ%	2Q22	Δ%	LTM 2Q23
Exchange rate variation	3.4	53.9	-93.8%	(102.2)	-	70.6
Fair value adjustments on derivatives	15.2	(14.7)	-	(8.5)	-	(105.4)
Interest expense[1]	(422.6)	(395.1)	6.9%	(347.4)	21.6%	(1,532.8)
Interest income[1]	79.6	67.6	17.7%	63.6	25.1%	307.8
Taxes, contribution, fees and others	(12.5)	(10.9)	14.8%	(116.1)	-89.3%	(86.2)
Finance income (expense)	**(336.9)**	**(299.2)**	12.6%	**(510.5)**	-34.0%	**(1,346.1)**
Interest expenses from loans and financings	(284.6)	(280.7)	1.4%	(238.9)	19.2%	(1,339.9)
Interest income from investments	19.9	17.5	13.8%	18.5	7.5%	93.3
Net debt financial expense[1]	**(264.8)**	**(263.2)**	0.6%	**(220.4)**	20.1%	**(1,246.6)**

[1] Includes the interest expenses from loans and financings which are included in the interest expense and interest income lines..

NET RESULT

In 2Q23, JBS recorded a net loss of US$ 53.2 million.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2Q23, cash flow from operating activities was US$1.1 billion, an important evolution when compared to the previous quarter. Free cash flow, after adding property, plant and equipment, interest paid and received, was US$366 million, highlighting the improvement of the working capital of US$355 million, mainly due to the reduction in inventories and the improvement in accounts receivable.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 2Q23, the total amount of cash flow from JBS investment activities was US$373 million, with the main investment being the addition of fixed assets (CAPEX) in the amount of US$394 million in the quarter.

5

2Q23 CONSOLIDATED RESULTS

INDEBTEDNESS

JBS ended the quarter with US$2.8 billion in cash and has US$3.3 billion available in revolving credit lines, without guarantees, of which US$2.9 billion is at the JBS USA level and US$450 million at JBS Brazil. Therefore, the Company's total availability is US$6.1 billion.

At the close of 2Q23, net debt stood at US$16.7 billion an increase of US$168 million or 1% when compared to the closing of 1Q23. JBS ended the quarter with leverage of 4.15x in dollars given the reduction in EBITDA for the period.

	US$ Million				
	2Q23	1Q23	Δ%	2Q22	Δ%
Gross Debt	**19,463.6**	**18,248.7**	**6.7%**	**18,597.8**	**4.7%**
(+) Short Term Debt	2,217.3	1,975.1	12.3%	2,426.7	-8.6%
% of the Gross Debt	11.4%	10.8%		13.0%	
(+) Long Term Debt	17,246.3	16,273.6	6.0%	16,171.1	6.6%
% of the Gross Debt	88.6%	89.2%		87.0%	
(-) Cash and Equivalents	2,811.4	1,764.6	59.3%	3,690.4	-23.8%
Net Debt	**16,652.2**	**16,484.2**	**1.0%**	**14,907.4**	**11.7%**
Leverage	**4.15x**	**3.16x**		**1.65x**	

NET DEBT BRIDGE



(US$ million)
16,484
3.16x
(903)
(355)
394
30
130
263
112
30
91
20
(92)
448
16,652
4.15x
Net debt 1Q23
Adjusted EBITDA
Working capital
CAPEX
Taxes
Biological assets
Accrued interest
Lease payment
Non recurring payments
Exchange rate variation
Cash Margin
Other
Dividends
Net debt 2Q23

Net debt showed a slight increase of US$168 million, despite the dividends payment in the amount of US$448 million, maintenance of the capex plan at US$394 million; and accrued interest of US$263 million. These amounts were offset by an adjusted EBITDA of US$903 million, and an improvement in working capital of US$355 million, as shown in the graph above.

JBS 6

CONSOLIDATED RESULTS 2Q23

PROFORMA INDEBTEDNESS

Debt Maturity Schedule
(U$ Mn)[1]

Average Term = 9.3 yrs

Average Cost = 6.13% p.a.



6,111[1]
450
2,850
2,811
2,217
298
377
163
2,064
1,081
755
1,786
1,890
2,930
2,983
505
2,414
Cash and Cash Equivalents
Short Term
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034...
...2052
Cash and Equivalents
Revolving credit facilities USD2.8 bn in the US
Revolving credit facilities USD450 mn in Brazil

CURRENCY & COST BREAKDOWN



5.00% p.a.
USD[2]
86.7%
6.13% p.a.
BRL
13.3%
13.47% p.a.

SOURCE BREAKDOWN



Bonds
75%
Banks
16%
CRA
9%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

7

2Q23 BUSINESS UNITS

BUSINESS UNITS– IFRS US$

Million		2Q23	1Q23	Δ%	2Q22	Δ%	LTM 2Q23
Net Revenue							
Seara	US$	2,082.3	1,988.5	4.7%	2,170.4	-4.1%	8,411.6
JBS Brazil	US$	2,824.7	2,348.5	20.3%	2,867.1	-1.5%	10,982.3
JBS Beef North America	US$	5,810.6	5,266.4	10.3%	5,521.5	5.2%	22,084.7
JBS Australia	US$	1,509.0	1,394.7	8.2%	1,674.4	-9.9%	6,135.0
JBS USA Pork	US$	1,776.9	1,808.2	-1.7%	2,111.2	-15.8%	7,725.9
Pilgrim's Pride	US$	4,304.8	4,162.1	3.4%	4,628.4	-7.0%	17,056.5
Others	US$	256.9	244.6	5.1%	235.7	9.0%	917.5
Eliminations	US$	-513.1	-525.7	-2.4%	-473.6	8.3%	-2,059.6
Total	**US$**	**18,052.1**	**16,687.2**	**8.2%**	**18,735.2**	**-3.6%**	**71,254.0**
Adjusted EBITDA							
Seara	US$	84.8	28.3	199.8%	305.9	-72.3%	586.2
JBS Brazil	US$	136.5	57.1	139.0%	163.2	-16.4%	415.5
JBS Beef North America	US$	87.5	22.3	292.6%	620.0	-85.9%	786.4
JBS Australia	US$	143.5	-3.4	-	144.7	-0.9%	354.1
JBS USA Pork	US$	78.0	44.6	74.9%	138.2	-43.5%	505.2
Pilgrim's Pride	US$	375.3	268.7	39.7%	738.8	-49.2%	1,376.8
Others	US$	-2.3	-0.7	210.9%	-4.4	-47.6%	-14.0
Eliminations	US$	-0.6	-0.6	4.8%	-0.6	9.0%	-2.3
Total	**US$**	**902.8**	**416.3**	**116.9%**	**2,106.0**	**-57.1%**	**4,007.9**
Adjusted EBITDA Margin							
Seara	%	4.1%	1.4%	2.6 p.p.	14.1%	-10.0 p.p.	7.0%
JBS Brazil	%	4.8%	2.4%	2.4 p.p.	5.7%	-0.9 p.p.	3.8%
JBS Beef North America	%	1.5%	0.4%	1.1 p.p.	11.2%	-9.7 p.p.	3.6%
JBS Australia	%	9.5%	-0.2%	9.8 p.p.	8.6%	0.9 p.p.	5.7%
JBS USA Pork	%	4.4%	2.5%	1.9 p.p.	6.5%	-2.2 p.p.	6.6%
Pilgrim's Pride	%	8.7%	6.5%	2.3 p.p.	16.0%	-7.2 p.p.	8.1%
Others	%	-0.9%	-0.3%	-0.6 p.p.	-1.8%	1.0 p.p.	-1.5%
Total	**%**	**5.0%**	**2.5%**	**2.5 p.p.**	**11.2%**	**-6.2 p.p.**	**5.6%**

BUSINESS UNITS – USGAAP US$

Million		2Q23	1Q23	Δ%	2Q22	Δ%	LTM 2Q23
Net Revenue							
JBS Beef North America	US$	5,810.6	5,266.4	10.3%	5,521.5	5.2%	22,084.7
JBS Australia	US$	1,509.0	1,394.7	8.2%	1,674.3	-9.9%	6,135.1
JBS USA Pork	US$	1,776.9	1,808.1	-1.7%	2,111.2	-15.8%	7,725.9
Pilgrim's Pride	US$	4,308.1	4,165.6	3.4%	4,631.6	-7.0%	17,070.1
Adjusted EBITDA							
JBS Beef North America	US$	83.4	-23.2	-	624.3	-86.6%	576.1
JBS Australia	US$	129.5	18.5	600.0%	106.0	22.2%	285.9
JBS USA Pork	US$	27.0	66.4	-59.3%	213.6	-87.4%	282.6
Pilgrim's Pride	US$	248.7	151.9	63.7%	623.3	-60.1%	924.0
Adjusted EBITDA Margin							
JBS Beef North America	%	1.4%	-0.4%	1.9 p.p.	11.3%	-9.9 p.p.	2.6%
JBS Australia	%	8.6%	1.3%	7.3 p.p.	6.3%	2.3 p.p.	4.7%
JBS USA Pork	%	1.5%	3.7%	-2.2 p.p.	10.1%	-8.6 p.p.	3.7%
Pilgrim's Pride	%	5.8%	3.6%	2.1 p.p.	13.5%	-7.7 p.p.	5.4%

JBS
8

2Q23 BUSINESS UNITS

SEARA

IFRS - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**2,082.3**	***100.0%***	**1,988.5**	***100.0%***	**4.7%**	**2,170.4**	***100.0%***	**-4.1%**	**8,411.6**	***100.0%***
Cost of Goods Sold	(1,780.8)	*-85.5%*	(1,759.8)	*-88.5%*	1.2%	(1,642.5)	*-75.7%*	8.4%	(6,976.2)	*-82.9%*
Gross Profit	301.5	*14.5%*	228.7	*11.5%*	31.8%	528.0	*24.3%*	-42.9%	1,435.4	*17.1%*
Adjusted EBITDA	**84.8**	**4.1%**	**28.3**	**1.4%**	**199.8%**	**305.9**	**14.1%**	**-72.3%**	**586.2**	**7.0%**

In 2Q23, Seara recorded net revenue of US$2.1 billion, a decrease of 4% compared to 2Q22, as a reflection of lower net revenues from exports. Adjusted EBITDA reached US$85 million, with a 4.1% EBITDA margin, which continues to be pressured by the global oversupply of poultry. On the other hand, there is a sequential improvement, as a result of correcting operational problems faced in previous quarters.

In the export market, net revenue in dollars was US$1.1 billion, which represents a decrease of 7% compared to 2Q22, given the lower average prices in dollars of 14% y/y, but it was partially offset by the 8% growth in volumes sold. As previously mentioned, the lower prices were a result of the poultry global oversupply, which continues to impact dollar prices.

Domestic market sales totaled US$1.0 billion, in line with 2Q22. The chicken oversupply pressured the capacity to increase prices in the domestic market. In line with the investing strategy in innovation, mix and quality, Seara inaugurated in March a breaded chicken plant in Rolândia, the largest in Latin America. Despite still being in the ramp-up phase, this plant is at an accelerated pace of production, and with a good sales performance. Seara also launched new products with flavors that cater to the everyday recipes of the Brazilian consumer. And finally, the launching of new items in the rotisserie chicken category.

Investments in the Seara brand continue to bring positive results for the Company. In addition to consolidating itself as the most present brand in the Brazilian household in several categories, it is the brand that grew the most in terms of penetration and repurchase between 2Q22 and 2Q23.



9

2Q23 BUSINESS UNITS

JBS BRASIL

IFRS - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**2,824.7**	***100.0%***	**2,348.5**	***100.0%***	**20.3%**	**2,867.1**	***100.0%***	**-1.5%**	**10,982.3**	***100.0%***
Cost of Goods Sold	(2,393.9)	*-84.7%*	(2,041.4)	*-86.9%*	17.3%	(2,406.0)	*-83.9%*	-0.5%	(9,365.6)	*-85.3%*
Gross Profit	430.9	*15.3%*	307.1	*13.1%*	40.3%	461.0	*16.1%*	-6.5%	1,616.7	*14.7%*
Adjusted EBITDA	**136.5**	**4.8%**	**57.1**	**2.4%**	**139.0%**	**163.2**	**5.7%**	**-16.4%**	**415.5**	**3.8%**

In 2Q23, JBS Brasil recorded net revenue of US$2.8 billion, in line with the previous year, but a 20% growth in relation to the previous quarter.

In the export Market, net revenue in dollars from in natura beef increased by 10% when compared to 2Q22, as a result of the higher export volume. After the confirmation of an atypical case of BSE in Pará state, the Brazilian Ministry of Agriculture and Livestock promoted a self-embargo on beef exports to China during the 1Q23. Brazil was out of the export market to China for approximately one month during that quarter. Therefore, the results of the 2Q23 reflect the reopening of imports from China for the full period. In addition, the favorable livestock cycle and the greater international demand for Brazilian beef also had a positive impact on sales in the annual comparison.

In the domestic market, revenue in the fresh beef category grew 2% YoY, impacted by the sales volume increase. This growth is attributed to the greater availability of animals for processing and the continued focus on improving commercial execution and expanding the mix of higher value-added products.

EBITDA totaled US$136.5 million, with an EBITDA margin of 4.8% in 2Q23. According to data published by CEPEA-ESALQ, the price of live cattle during the quarter was approximately R$266/arroba, 7% lower in the quarterly comparison, also contributing to the improvement in profitability when compared to the previous period.


Friboi
Swift

Note: On March 1, 2020, through a corporate restructuring process, the Swift stores were transferred to the direct subsidiary Seara Alimentos. Despite the fact that the Swift stores are part of Seara Alimentos' corporate structure, for the purposes of analysis and presentation of results, management decided to allocate the Swift stores results to the JBS Brazil operating segment.

JBS 10

¹The difference in JBS Beef North America EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and different accounting criteria in relation to inventories : in IFRS they are measured through the average cost while in USGAAP they are marked - to - market . Volume and price calculations exclude the impact of acquisitions . 11 JBS BEEF NORTH AMERICA In IFRS and US $ , net revenue for JBS Beef North America in 2 Q 23 was US $ 5 . 8 billion , an increase of 5 % compared to 2 Q 22 , with an adjusted EBITDA of US $ 87 . 5 million , and an adjusted EBITDA margin of 1 . 5% . In USGAAP and US $ , net revenue was US $ 5 . 8 billion , an increase of 5 % compared to 2 Q 22 and the adjusted EBITDA was US $ 83 . 4 million , with a 1 . 4 % margin . During the quarter, beef margins in North America suffered a material impact compared to the previous year, as a result of changes in market conditions due to the turn of the cattle cycle in that region, reducing the availability of animals for processing and therefore a cost increase . On the other hand, the sequential improvement in profitability was a reflection of the favorable seasonality, in addition to improvements in our operations . In the quarter, according to the USDA, live cattle prices remained at high levels, increasing 26 % YoY to US $ 179 / ctw , while wholesale beef prices grew 17 % YoY . Year to date exports of beef from the US decreased 11 % compared to the same period of last year , according to the USDA, mainly due to a restricted supply and lower Asian demand . The three main US destinations remain South Korea, Japan and China . It is important to emphasize that even in a more challenging scenario for the industry , JBS continued to focus its efforts on improving commercial and operational performance, having already captured several efficiency gains in various areas . 2Q23 BUSINESS UNITS ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 5,810.6 100.0% 5,266.4 100.0% 10.3% 5,521.5 100.0% 5.2% 22,084.7 100.0% Cost of Goods Sold (5,693.8) -98.0% (5,246.9) -99.6% 8.5% (4,869.1) -88.2% 16.9% (21,326.8) -96.6% Gross Profit 116.8 2.0% 19.5 0.4% 498.7% 652.4 11.8% -82.1% 757.8 3.4% Adjusted EBITDA 83.4 1.4% (23.2) -0.4% n.m. 624.3 11.3% -86.6% 576.1 2.6% USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 LTM 2Q23 ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 5,810.6 100.0% 5,266.4 100.0% 10.3% 5,521.5 100.0% 5.2% 22,084.7 100.0% Cost of Goods Sold (5,480.9) -94.3% (4,987.8) -94.7% 9.9% (4,629.7) -83.8% 18.4% (20,214.9) -91.5% Gross Profit 329.7 5.7% 278.6 5.3% 18.3% 891.8 16.2% -63.0% 1,869.8 8.5% Adjusted EBITDA 87.5 1.5% 22.3 0.4% 292.6% 620.0 11.2% -85.9% 786.4 3.6% LTM 2Q23 IFRS - US$ Million 2Q23 1Q23 2Q22

¹The difference in JBS Australia EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and different accounting criteria in relation to biological assets : in IFRS they are marked - to - market, while in USGAAP they are measured through the average cost . Volume and price calculations exclude the impact of acquisitions . 12 JBS AUSTRALIA ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 1,509.0 100.0% 1,394.7 100.0% 8.2% 1,674.3 100.0% -9.9% 6,135.1 100.0% Cost of Goods Sold (1,363.8) -90.4% (1,357.4) -97.3% 0.5% (1,546.0) -92.3% -11.8% (5,780.7) -94.2% Gross Profit 145.2 9.6% 37.3 2.7% 289.2% 128.3 7.7% 13.1% 354.4 5.8% Adjusted EBITDA 129.5 8.6% 18.5 1.3% 600.0% 106.0 6.3% 22.2% 285.9 4.7% LTM 2Q23 USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 In IFRS and US $ , net revenue for JBS Australia in 2 Q 23 was US $ 1 . 5 billion ( - 10 % YoY) and adjusted EBITDA was US $ 143 . 5 million, with an EBITDA margin of 9 . 5% . In USGAAP and US $ , net revenue was US $ 1 . 5 billion ( - 10 % YoY) in 2 Q 23 . In the quarter, adjusted EBITDA was US $ 129 . 5 million, with an EBITDA margin of 8 . 6% . Domestic market sales, which accounted for 36 % of the total revenue in the quarter, were 5 % higher than in 2 Q 22 , driven by higher growth in sales volume . In the export market, net revenue decreased by 7 % compared to 2 Q 22 , as a reflection of weaker prices in the Asian market, but which were partially offset by an increase in sales to China . Volumes from the beef business grew 8 % compared to 2 Q 22 , given the growth in export volumes . Additionally, the improvement in the EBITDA margin also reflects the lower purchase price of cattle, given the greater availability of animals due to the more favorable cycle . The aquaculture business continues to grow due to greater demand, which is reflected in price increases . The pork business net revenue grew as a result of the herd health improvement program, positively impacting volumes . Primo, the prepared foods unit, recorded a 4 % increase in net revenue as a result of price increases . 2Q23 BUSINESS UNITS ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 1,509.0 100.0% 1,394.7 100.0% 8.2% 1,674.4 100.0% -9.9% 6,135.0 100.0% Cost of Goods Sold (1,287.0) -85.3% (1,318.4) -94.5% -2.4% (1,445.2) -86.3% -10.9% (5,454.9) -88.9% Gross Profit 222.0 14.7% 76.3 5.5% 190.9% 229.2 13.7% -3.1% 680.1 11.1% Adjusted EBITDA 143.5 9.5% (3.4) -0.2% - 144.7 8.6% -0.9% 354.1 5.8% IFRS - US$ Million 2Q23 1Q23 2Q22 LTM 2Q23

2Q23 BUSINESS UNITS

JBS USA PORK

IFRS - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**1,776.9**	***100.0%***	**1,808.1**	***100.0%***	**-1.7%**	**2,111.2**	***100.0%***	**-15.8%**	**7,725.9**	***100.0%***
Cost of Goods Sold	(1,580.4)	*-88.9%*	(1,635.8)	*-90.5%*	-3.4%	(1,873.2)	*-88.7%*	-15.6%	(6,723.1)	*-87.0%*
Gross Profit	196.5	*11.1%*	172.3	*9.5%*	14.0%	238.0	*11.3%*	-17.5%	1,002.8	*13.0%*
Adjusted EBITDA	**78.0**	**4.4%**	**44.6**	**2.5%**	**74.9%**	**138.2**	**6.5%**	**-43.5%**	**505.2**	**6.5%**

USGAAP[1] - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**1,776.9**	***100.0%***	**1,808.1**	***100.0%***	**-1.7%**	**2,111.2**	***100.0%***	**-15.8%**	**7,725.9**	***100.0%***
Cost of Goods Sold	(1,750.0)	*-98.5%*	(1,730.0)	*-95.7%*	1.2%	(1,911.8)	*-90.6%*	-8.5%	(7,420.9)	*-96.1%*
Gross Profit	26.9	*1.5%*	78.1	*4.3%*	-65.6%	199.4	*9.4%*	-86.5%	305.0	*3.9%*
Adjusted EBITDA	**27.0**	**1.5%**	**66.4**	**3.7%**	**-59.3%**	**213.6**	**10.1%**	**-87.4%**	**282.6**	**3.7%**

In IFRS and US$, net revenue for JBS USA Pork in 2Q23 was US$1.8 billion, 16% lower than 2Q22 and adjusted EBITDA was US$78 million, with an adjusted EBITDA margin of 4.4%.

In USGAAP and US$, net revenue was US$1.8 billion, a decrease of 16% compared to 2Q22, with an adjusted EBITDA of US$27 million and a margin of 1.5%. The main difference this quarter between EBITDA under USGAAP and IFRS was due to the impact of accounting for inventory at market value under USGAAP and at average cost under IFRS.

In the domestic market, wholesale pork prices fell by approximately 21% YoY in 2Q23, given the oversupply situation of pork in the US Market. However, according to the USDA, pork production has already shown a slight reduction (-0.4% YoY), and the sector´s inventory levels are on a downward trend. In the comparison between June and April, the peak of the year, the reduction in inventory was approximately 14%.

In the international market, USDA data accumulated for the year showed a 10% increase in pork exports, especially to China, South Korea and Mexico. Low prices in the domestic market and lower exports from important producing regions, such as Europe, are sustaining this growth.







[1] The difference in JBS USA Pork EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS16 from 1Q19 onwards and different accounting criteria. In IFRS, the inventories are measured through the average cost while in USGAAP they are marked-to-market and biological assets are marked to market, while in USGAAP they are measured through the average cost. Volume and price calculations exclude the impact of acquisitions.

13

2Q23 BUSINESS UNITS

PILGRIM'S PRIDE CORPORATION

IFRS - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**4,304.8**	***100.0%***	**4,162.1**	***100.0%***	**3.4%**	**4,628.4**	***100.0%***	**-7.0%**	**17,056.5**	***100.0%***
Cost of Goods Sold	(3,806.3)	*-88.4%*	(3,777.0)	*-90.7%*	0.8%	(3,708.2)	*-80.1%*	2.6%	(15,136.2)	*-88.7%*
Gross Profit	498.5	*11.6%*	385.1	*9.3%*	29.4%	920.2	*19.9%*	-45.8%	1,920.3	*11.3%*
Adjusted EBITDA	**375.3**	**8.7%**	**268.7**	**6.5%**	**39.7%**	**738.8**	**16.0%**	**-49.2%**	**1,376.8**	**8.1%**

USGAAP[1] - US$ Million	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**4,308.1**	***100.0%***	**4,165.6**	***100.0%***	**3.4%**	**4,631.6**	***100.0%***	**-7.0%**	**17,070.1**	***100.0%***
Cost of Goods Sold	(4,029.7)	*-93.5%*	(3,992.6)	*-95.8%*	0.9%	(3,954.9)	*-85.4%*	1.9%	(16,025.5)	*-93.9%*
Gross Profit	278.4	*6.5%*	173.0	*4.2%*	60.9%	676.8	*14.6%*	-58.9%	1,044.6	*6.1%*
Adjusted EBITDA	**248.7**	**5.8%**	**151.9**	**3.6%**	**63.7%**	**623.3**	**13.5%**	**-60.1%**	**924.0**	**5.4%**

In IFRS and US$, net revenue for PPC was US$4.3 billion in 2Q23, a 7% decrease compared to 2Q22, and an adjusted EBITDA of US$375 million, with an EBITDA margin of 8.7%.

In USGAAP and US$, PPC's net revenue in 2Q23 was US$4.3 billion, 7% lower than in 2Q22, and adjusted EBITDA was US$249 million with a margin of 5.8%.

In the United States, despite the adverse scenario in the prices of chicken cuts used for raw material (Big Bird), the sequential improvement in margins is the result of the intense focus on operational excellence, the diversification of the portfolio and the supply of branded products with greater value-added. In addition, growth with key customers has been an important pillar for increased profitability in the main categories.

The Mexican market has improved as supply and demand fundamentals have become increasingly balanced and challenges in the live chicken operation have decreased as we continue to grow our value-added programs and brands.

In Europe, the positive path of margin growth was impacted by the continuous optimization of operations, cost recovery efforts, consolidation of back-office activities and growth of partnerships with key customers.


Pilgrim's

[1]The difference in PPC's EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1Q19 onwards and to different accounting criteria in relation to breeding flock amortization: in IFRS, amortization of the breeding flock, due to its long term nature, is considered as an expense that can be adjusted in EBITDA, while in USGAAP amortization of the breeding flock is accounted as cost of goods sold and not adjustable in EBITDA.

JBS 14

2Q23 BUSINESS UNITS

BUSINESS UNITS – LOCAL GAAP US$


Seara (IFRS US$)
Net Sales (billions)
2.2 2.2 2.1 2.0 2.1
EBITDA (millions) and % EBITDA
14.1% 15.1% 6.4% 1.4% 4.1%
306 339 134 28 85
2Q22 3Q22 4Q22 1Q23 2Q23


JBS Brasil (IFRS US$)
Net Sales (billions)
2.8 3.1 2.7 2.3 2.8
EBITDA (millions) and % EBITDA
5.7% 5.1% 2.4% 2.4% 4.8%
163 157 65 57 136
2Q22 3Q22 4Q22 1Q23 2Q23


JBS Beef North America (USGAAP US$)
Net Sales (billions)
5.5 5.6 5.5 5.3 5.8
EBITDA (millions) and % EBITDA
11.3% 7.3% 2.1% -0.4% 1.4%
624 403 113 -23 83
2Q22 3Q22 4Q22 1Q23 2Q23


JBS Australia (USGAAP US$)
Net Sales (billions)
1.7 1.7 1.6 1.4 1.5
EBITDA (millions) and % EBITDA
6.3% 3.6% 5.0% 1.3% 8.6%
106 59 78 19 130
2Q22 3Q22 4Q22 1Q23 2Q23


JBS USA Pork (USGAAP US$)
Net Sales (billions)
2.1 2.1 2.0 1.8 1.8
EBITDA (millions) and % EBITDA
10.1% 4.4% 4.8% 3.7% 1.5%
214 93 97 66 27
2Q22 3Q22 4Q22 1Q23 2Q23


Pilgrim's Pride (USGAAP US$)
Net Sales (billions)
4.6 4.5 4.1 4.2 4.3
EBITDA (millions) and % EBITDA
13.5% 10.3% 1.5% 3.6% 5.8%
623 461 63 152 249
2Q22 3Q22 4Q22 1Q23 2Q23

15

TABLES AND GRAPHS

GRAPH 1 – JBS EXPORTS IN 2Q23 AND 2Q22



2Q23
US$
4.8 billion
Great China¹
30.3%
Africa and Middle East
10.3%
Japan
8.8%
South Korea
8.8%
USA
8.3%
E.U.
6.6%
Others
26.9%
-1.7%
2Q22
US$
4.9 billion
Great China¹
25.4%
Africa and Middle East
13.4%
USA
10.8%
Japan
10.5%
South Korea
7.9%
E.U.
6.0%
Others
26.0%

Nota 1. Considering China and Hong Kong

TABLE 1 - CAPEX

	2Q23		1Q23		Δ%	2Q22		Δ%	LTM 2Q23	
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**
Total Capex	**394.0**	***100.0%***	**330.8**	***100.0%***	**13.5%**	**534.3**	***100.0%***	**-25.8%**	**1,945.0**	***100.0%***
Expansion	191.6	*48.6%*	182.2	*55.1%*	0.2%	303.0	*56.7%*	-36.4%	1,025.7	*52.7%*
Maintenance	202.4	*51.4%*	148.5	*44.9%*	29.9%	231.3	*43.3%*	-12.0%	919.3	*47.3%*

TABLE 2 – COGS BREAKDOWN

2Q23 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	75.9%	87.8%	69.5%	85.8%	76.0%	72.2%	53.6%
Processing (including ingredients and packaging)	13.0%	5.0%	19.8%	5.7%	8.7%	13.7%	30.3%
Labor Cost	11.1%	7.2%	10.8%	8.6%	15.3%	14.1%	16.1%

16

17 2Q23 FINANCIAL STATEMENTS Balance Sheet In million of American Dollars - US$ Current Assets 06/30/23 12/31/22 Cash and cash equivalents 2,643 2,526 Margin cash 168 130 Trade accounts receivable 3,458 3,878 Inventories 5,473 5,394 Biological assets 1,741 1,861 Recoverable taxes 1,056 1,022 Derivative assets 96 85 Other current assets 356 320 TOTAL CURRENT ASSETS 14,992 15,216 Non-Current Assets 06/30/23 12/31/22 Recoverable taxes 1,769 1,757 Biological assets 551 502 Related party receivables 202 182 Deferred income taxes 742 606 Derivative assets 124 24 Other non-current assets 222 214 3,611 3,285 Investments equity-accounted investees 62 57 Property, plant and equipment 12,671 11,915 Right of use asset 1,721 1,605 Intangible assets 1,991 1,979 Goodwill 6,109 5,829 - - TOTAL NON-CURRENT ASSETS 26,165 24,670 TOTAL ASSETS 41,157 39,886 Consolidated

18 2Q23 FINANCIAL STATEMENTS Balance Sheet In million of American Dollars - US$ Current Liabilities 06/30/23 12/31/22 Trade accounts payable 5,090 5,943 Supply chain finance 774 589 Loans and financing 2,217 1,577 Income taxes 31 91 Other taxes payable 139 139 Accrued payroll and social charges 1,109 1,198 Lease liabilities 351 343 Dividends payable 1 0 Provision for legal proceedings 176 174 Derivative liabilities 180 107 Other current liabilities 445 410 TOTAL CURRENT LIABILITIES 10,513 10,572 Non-Current Liabilities 06/30/23 12/31/22 Loans and financing 17,246 16,123 Income and other taxes payable 113 116 Payroll and social charges 523 456 Lease liabilities 1,497 1,379 Deferred income taxes 1,361 1,363 Provision for legal proceedings 299 253 Other non-current liabilities 112 77 TOTAL NON-CURRENT LIABILITIES 21,151 19,768 Equity 06/30/23 12/31/22 Share capital - common shares 13,178 13,178 Capital reserve (190) (193) Other reserves (36) (35) Profit reserves 4,300 4,300 Accumulated other comprehensive income (7,610) (8,349) Accumulated losses (780) - Attributable to company shareholders 8,862 8,900 Attributable to non-controlling interest 631 646 TOTAL EQUITY 9,493 9,546 TOTAL LIABILITIES AND EQUITY 41,157 39,886 Consolidated

19 2Q23 FINANCIAL STATEMENTS Statements of income for the three month period ended June 30 In million of American Dollars - US$ 2023 2022 NET REVENUE 18,052 18,735 Cost of sales (16,055) (15,445) GROSS PROFIT 1,997 3,290 General and administrative expenses (511) (564) Selling expenses (1,147) (1,160) Other expenses (46) (15) Other income 15 14 OPERATING EXPENSES (1,689) (1,725) OPERATING PROFIT 308 1,564 Finance income 98 64 Finance expense (435) (574) NET FINANCE EXPENSE (337) (511) Share of profit of equity-accounted investees, net of tax 3 4 PROFIT (LOSS) TAXES (26) 1,058 Current income taxes (32) (331) Deferred income taxes 18 144 (14) (187) NET INCOME (40) 871 ATTRIBUTABLE TO: Company shareholders (53) 803 Non-controlling interest 13 67 (40) 871 Basic earnings per share - common shares (R$) n.m. 0.86 Consolidated

20 2Q23 FINANCIAL STATEMENTS Statements of cash flows for the three month period ended June 30 In million of American Dollars - US$ Cash flow 2023 2022 Net Income (loss) (40) 871 Adjustments for: - Depreciation and amortization 537 478 Allowance for doubtful accounts 2 3 Share of profit of equity-accounted investees (3) (4) (Gain) loss on assets sales 3 0 Taxes expense 14 187 Finance expense (income), net 337 511 Share-based compensation 2 2 Provisions 22 13 Impairment of Goodwill and property, plant and equipment 4 - Estimated losses for realizable value of inventories (1) 3 Fair value (market to market) of biological assets 3 46 DOJ (Department of Justice) and antitrust agreements 18 48 897 2,159 Changes in assets and liabilities: - - Trade accounts receivable 246 (352) Inventories 187 (175) Recoverable taxes 56 (202) Other current and non-current assets (70) 159 Biological assets (130) (286) Trade accounts payable and supply chain finance (115) 105 Tax payable in installments (8) (20) Other current and non-current liabilities 59 (37) Income taxes paid (30) (508) DOJ and Antitrust agreements payment (30) (3) Changes in operating assets and liabilities 165 (1,320) Cash provided by (used in) operating activities 1,062 839 Interest paid (343) (262) Interest received 41 35 - Cash net of interest provided by (used in) operating activities 760 612 Cash flow from investing activities Purchases of property, plant and equipment (394) (534) Purchases and disposables of intangible assets (1) (3) Proceeds from sale of property, plant and equipment 2 9 Acquisitions, net of cash acquired (1) (4) Dividends received 2 - Related party transactions 0 0 Other 19 - Cash provided by (used in) investing activities (373) (532) Cash flow from financing activities Proceeds from loans and financings 3,154 3,331 Payments of loans and financings (2,106) (2,397) Payments of lease (112) (111) Derivative instruments received (Settled) (28) (91) Dividends paid (448) (451) Dividends paid to non-controlling interest (2) (1) Margin cash (20) 14 PPC share repurchase - (90) Purchase of treasury shares - (373) Disposal of treasury shares - 168 Cash used in financing activities 439 (1) Effect of exchange rate changes on cash and cash equivalents (64) 338 - - Net change in cash and cash equivalents 762 416 Cash and cash equivalents at the beggining of period 1,811 3,512 Cash and cash equivalents at the end of period 2,573 3,928 Consolidated

21 DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe," "may," "will," "continue," “expects," "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values  are beyond our ability to control or predict .